EXHIBIT 5

Form of Demand to Inspect the Books and Records of the Company

August 25, 2017

VIA OVERNIGHT AND EMAIL

Board of Directors

Calmare Therapeutics Incorporated

Attn: Conrad F. Mir (CEO and Director)

1375 Kings Hwy. STE 400

Fairfield, CT 06824-5380

Email: cmir@calmaretherapeutics.com

Jason Moreau 100 Summer Street 22nd Floor Boston, MA 02110 P 617.488.8147 F 617.824.2020 jmoreau@pierceatwood.com pierceatwood.com Admitted in: MA, NY

Re:	Demand For Inspection of Books and Records of
Calmare Therapeutics Incorporated Pursuant to 8 Del. C. §220

Gentlemen:

Stan Yarbro is a record and beneficial holder of shares of Calmare Therapeutics, Incorporated (the “Company” and/or “CTI”). Pursuant to Section 220 of the Delaware General Corporation Law, Mr. Yarbro hereby demands the right (by his attorneys, consultants, or other agents), during the usual hours of business, to inspect the following books and records of CTI and to make copies or extracts therefrom.

Stocklist Materials:

1.          The most recent complete record or list of the stockholders of record of the Company, certified by its transfer agent, showing the name and address of each stockholder and the number of shares of stock registered in the name of each stockholder.

2.          All information in the Company’s possession or control, or which can reasonably be obtained from nominees of any central certificate depository system, or from banks, brokers or dealers, concerning the number and identity of the actual beneficial owners of the Company’s stock including, but not limited to, all “CEDE breakdowns” omnibus proxies from such entities.

Proper Purpose. As set forth in the recent Schedule 13D filed with the U.S. Securities and Exchange Commission (“SEC”) on June 30, 2017, Mr. Yarbro and certain stockholders in the Company, each a record and beneficial holder of shares of CTI (collectively, the “Stockholders”), share an ongoing concern regarding various aspects of the Company’s operations, financial structure and strategy, including but not limited to, the long history of underperformance and mismanagement of CTI – a problem that has existed for many years with no signs of improvement. Mr. Yarbro, on behalf of the Stockholders referenced in the 13D, has been actively seeking to engage the Company’s Board in discussions to address these concerns, with no success. As a result, Mr. Yarbro and the Stockholders are considering all available options to benefit the stockholders including, without limitation, commencement of a consent solicitation or proxy solicitation. The above referenced information is vital to this process.

We will agree to a reasonable confidentiality agreement in order to review the information requested in this letter.

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Please advise where and when the aforementioned books, records and other documents will be available for inspection and copying. I can be reached at Pierce Atwood LLP, 100 Summer Street, Floor 22, Boston, MA 02110 (telephone 617-488-8147; facsimile 617-824-2020; e-mail jmoreau@pierceatwood.com.).

This demand is made under oath on the 25th day of August 2017,

Jason Moreau, Esq.
Pierce Atwood LLP

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I, Stanley Yarbro, Ph.D., in my capacity as stockholder of Calmare Therapeutics Incorporated, do hereby authorize the attorneys of Pierce Atwood, LLP to act jointly or severally as my agents to act on my behalf with respect to all books and records requests made to Calmare Therapeutics Incorporated. The communications relating thereto may be sent to such agents at the above address. I hereby ratify and agree to ratify all acts and deeds done by my said agents.

Signature

Dated this ____day of August 2017

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